

June 27, 2013

<u>Via E-mail</u>
Peter F. Collins
Chief Financial Officer
True Religion Apparel, Inc.
2263 East Vernon Avenue
Vernon, CA 90058

   Re: **True Religion Apparel, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Filed June 3, 2013
      File No. 000-51483

Dear Mr. Collins:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Brigitte Lippmann (for)

             John Reynolds
             Assistant Director

cc: Dennis J. Block
    Greenberg Traurig, LLP